Exhibit 4.2

                                                       August 3, 2001



Berlwood Five, Ltd.
1201 North Watson Road, Suite 145
Arlington, Texas  76006

Re: Letter of Commitment, dated April 30, 2001, from Berlwood Five, Ltd. to Emergisoft Holding, Inc.

Gentlemen:

         In accordance with the referenced letter of commitment, Emergisoft Holding, Inc. is delivering with this letter its promissory note in the stated principal amount of $750,000, made payable to Berlwood Five, Ltd. The note is substantially in the form of Exhibit A to the letter of commitment but has been modified to permit Emergisoft to borrow, from time to time, amounts up to but not exceeding at any one time outstanding the stated principal amount of the note. Emergisoft will be obligated to repay the principal amount of the note, or such lesser amount as may be advanced thereunder, on or before April 30, 2002.

         This letter also constitutes Emergisoft's initial request for an advance under the note in the amount of $150,000. Future requests for advances under the note will be made in an amount of at least $100,000 or the remaining principal balance of the note, if less, or any whole multiple of $50,000 in excess of $100,000.

         In addition to the promissory note, Emergisoft is also delivering with this letter a Warrant to Purchase Common Stock and an Investment Letter in respect thereof. The warrant entitles Berlwood to purchase up to 600,000 shares of Emergisoft common stock, at an exercise price of $1.50 per share, at any time on or before August 3, 2011. Both "piggyback" and "demand" registration rights relating to the shares to be acquired upon exercise of the warrant are provided for in the warrant.

         The number of shares of Emergisoft common stock for which the warrant is exercisable was determined by multiplying 150,000 by four, four shares for each $1.00 of Emergisoft's initial request for an advance under the note. In connection with any future advances under the note, Emergisoft agrees to issue to Berlwood a similar warrant with the number of shares for which any such warrant is exercisable being determined in the same manner.

         Please indicate your acceptance of the accompanying note and warrant by promptly advancing $250,000 in cash to Emergisoft, signing a duplicate of this letter below in the place provided for your signature and returning the signed duplicate and the signed investment letter to Emergisoft. Your execution of this letter will also indicate your agreement to fund all future requests for advances by Emergisoft under the letter of commitment on the basis of the accompanying promissory note.

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                                   Sincerely,

                                   EMERGISOFT HOLDING, INC.


                                   By:  /s/Dan Witte
                                   --------------------------------------------
                                   Name: Dan Witte
                                         Chief Operating Officer/Chief Financial
                                         Officer

Agreed to and accepted this 7th day of August, 2001:

BERLWOOD FIVE, LTD.

By:      BERLWOOD THREE, L.L.C.,
         General Partner

By:      /s/ Linda Thomas
         ---------------------------------------
Name:    Linda Thomas
Title:   General Manager